EXHIBIT 99.5

Dear Shareholders,

Fiscal 2020 created both challenges and opportunities for Highway Holdings.

With the first loss in quiet a long time reported in fiscal 2019, primarily due to the substantial loss of business from our largest customer, the first half of fiscal 2020 continued to be weak and unprofitable. However, by transferring most of this customer’s business from China to our facility in Myanmar, with its lower cost-savings alternative, we helped this customer to recover and we also began to financially recover – supported by strong cost-cutting initiatives that aided the rapid turnround. By end of the fiscal 2020 third quarter, we were profitable.

Unfortunately, our celebration was short-lived as the global pandemic spread in our fiscal fourth quarter. Consequently, our factory in China was closed for one full-month, and only partially in operation during the second month of the quarter. Fortunately, having a second factory location outside China was particularly advantageous during this two-month period. Myanmar was able to operate at full capacity; and, despite the closure of the company’s operations in China, we managed to keep up the positive momentum.

We are delighted to report a return to profitability for fiscal 2020.

From a 12-year historical prospective, we have always operated profitably -- excluding fiscal 2019. Nonetheless we have always had challenges, which slowed our growth and year-over-year annual sales. Despite our numerous proactive initiatives, new obstacles always surfaced. The Chinese competition, particularly supported by government-subsidies, created an unsustainable business environment with prices for products even below material costs.

The business environment could not continue this way much longer. Something had to change to make the worldwide economic model viable again. Without such a change, new business opportunities could not be possible.

Ironically, the impact of the global pandemic may have created such an opportunity for change. Economic observers believe the global loss of business could escalate, given the significant loss of jobs and income, or reduced incomes, due to the COVID 19 pandemic. The short-term impact has logically led to much lower demand for products and services, and financially weak companies have been affected.

As world health professionals make progress on containing the Coronavirus, and hopefully finding a cure, financially strong companies will benefit.

While we take no satisfaction in the economic and human toll this global pandemic has created, we recognize that our survival is due to having been fiscally conservative since our establishment. The company today is financially strong, with no long-term debt, no loans, and no liens. In short, we are well-positioned to weather the storm, so to speak. Additionally, we are not dependent on business in the United States, nor on Chinese manufacturing. Equally important, we have streamlined our entire organization.

In short, our financial strength should enable us to gain market share and capitalize on complementary acquisitions and related opportunities for growth and profitability.

We appreciate the support of our customers, shareholders and employees and wish everyone a speedy and healthy recovery.

Sincerely, Roland Kohl Chairman, President & Chief Executive Officer